Mail Stop 4561

July 16, 2007

Mr. William H. Armstrong III
President and Chief Executive Officer
Stratus Properties Inc.
98 San Jacinto Blvd., Suite 220
Austin, TX 78701

> **Re:** **Stratus Properties Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed March 26, 2007**
> **File No. 000-19989**

Dear Mr. Armstrong:

We have completed our review of your Form 10-K and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief